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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

CENTRAL FUND OF CANADA LIMITED (Translation of registrant's name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta, Canada T3C 0X8 (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                        Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐                        NO ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED (Registrant)
Date JUNE 9, 2004	By:	"(Signed)" J.C. STEFAN SPICER (Signature)*
*Print the name and title under the signature of the signing officer	J.C. Stefan Spicer, President & CEO

CENTRAL FUND OF CANADA LIMITED
P.O. Box 7319
Ancaster, Ontario, L9G 3N6

FORM 52-109F2

I, J.C. Stefan Spicer, President and Chief Executive Officer of Central Fund of Canada Limited, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Central Fund of Canada Limited for the interim period ending April 30, 2004;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: June 10, 2004
By: (signed) J.C. Stefan Spicer
J.C. Stefan Spicer
Chief Executive Officer
Central Fund of Canada Limited

CENTRAL FUND OF CANADA LIMITED
P.O. Box 7319
Ancaster, Ontario, L9G 3N6

FORM 52-109F2

I, Cathy A. Spackman, Chief Financial Officer of Central Fund of Canada Limited, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Central Fund of Canada Limited for the interim period ending April 30, 2004;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: June 10, 2004
By: (signed) Cathy A. Spackman
Cathy A. Spackman, CMA
Chief Financial Officer
Central Fund of Canada Limited

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SIGNATURES
CENTRAL FUND OF CANADA LIMITED P.O. Box 7319 Ancaster, Ontario, L9G 3N6 FORM 52-109F2
CENTRAL FUND OF CANADA LIMITED P.O. Box 7319 Ancaster, Ontario, L9G 3N6 FORM 52-109F2